[Forbes Letterhead]

July 1, 2011

VIA FACSIMILE, FED EX, AND EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Re:	Forbes Energy Services Ltd.

Amendment No. 3 to Registration Statement on Form S-4

Filed June 17, 2011

File No. 333-170741

Dear Mr. Schwall:

In response to your letter dated June 28, 2011, we have prepared the following responses to your comments based on your consideration of (i) the Amendment No. 3 to Registration Statement on Form S-4 (as amended, the “Registration Statement”) of Forbes Energy Services Ltd. (the “Company”) and (ii) the Company’s letter provided to the Securities and Exchange Commission (the “Commission”) on June 17, 2011 (the “Fourth Response Letter”).

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.

Comments and Responses:

Amendment No. 3 to Registration Statement on Form S-4

General

1.	We note your disclosure regarding your business segments at pages 51 and 52, including your reference to activities related to hydraulic fracturing. Please clarify for us, with a view toward disclosure, your operations that relate to hydraulic fracturing. For example, please clarify whether the services that you perform include the provision of hydraulic fracturing.

The Company does not provide hydraulic fracturing services (“fracking”). As described in the Registration Statement, the Company provides services for customers who themselves may be involved in fracking. These services include transporting water for use in fracking operations, storing fluids at the wellsite and transporting the flowback produced as a result of fracking operations from wellsites to disposal wells. This flowback is considered to be a non-hazardous waste product by the Texas Railroad Commission.

Mr. H. Roger Schwall

July 1, 2011

2.	In addition, please tell us, with a view for disclosure:

•	the location of your activities that relate to fracking;

•	the percentage of your services involved in fracking;

•	the anticipated costs and funding associated with fracking activities; and

•	whether there have been any incidents, citations, or suits related to your operations related to fracking for environmental concerns, and if so, what your response has been.

The Company provides fluid logistics services, which do not include fracking, to customers involved in fracking operations in Texas. As of March 31, 2011, the Company’s fluid logistics and other business segment, which include fluid logistics services provided to customers involved in fracking, comprised 54.5% of consolidated revenues for the three months ended March 31, 2011. There have been no incidents, citations or suits related to the services we have provided to customers involved in fracking.

3.	In regard to your services related to fracking, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain, as applicable, if you:

•	have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the frac fluid; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

In order to minimize the potential environmental impact of its fluid logistics services, which include fluid logistics services provided to customers involved in fracking, the Company has a Spill Prevention, Control and Countermeasure Plan in place. This plan has been approved by the Texas Commission on Environmental Quality and Texas Railroad Commission. As the Company is not actually involved in fracking, we do not feel that any of the items discussed in the above bullet points are applicable.

4.	Please tell us which chemicals you are injecting in connection with your hydraulic fracturing services, if applicable.

The Company does not provide fracking services and does not inject chemicals in connection with the fluid logistics services it provides to its customers involved in fracking.

Mr. H. Roger Schwall

July 1, 2011

5.	In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure in your registration statement and periodic reports to ensure that you have disclosed all material information regarding your potential liability. This would include, for example, your potential liability in connection with any environmental contamination related to your fracturing operations. For example, and without limitation, please consider, and address in your response, the following with respect to your hydraulic fracturing operations:

•	the applicable policy limits and deductibles related to your insurance coverage;

•	your related indemnification obligations and those of your customers, if applicable;

•	your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	the risks for which you are insured for your hydraulic fracturing operations.

The Company feels that it has adequately disclosed all material information regarding its potential liability, including potential liability associated with the fluid logistics services that it provides to customers engaged in fracking operations. As stated in the Registration Statement, the Company has obtained insurance coverage against certain risks inherent in its operations, with limits of $1 million in general liability per occurrence, $25 million in umbrella coverage and $50 million of excess liability coverage. This insurance covers environmental liability associated with the transport, storage and disposal of fluids associated with our customers’ fracking operations, subject to customary exclusions.

6.	In this regard, please tell us what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak in connection with your services related to hydraulic fracturing.

As mentioned above, the Company has a Spill Prevention, Control and Countermeasure Plan in place to deal with the environmental impact that would occur in the event of a spill or leak in connection with the fluid logistics services the Company provides to customers engaged in fracking.

Exhibit 5.2

7.	We note your response to comment 6 in our letter dated May 4, 2011, and we reissue the comment. As appropriate, the opinion may clarify elsewhere that counsel has received representations from the company regarding the matters set forth in assumptions (e), (f) (k) and (j), but it does not appear appropriate to retain these assumptions. Please obtain and file a revised opinion.

Mr. H. Roger Schwall

July 1, 2011

In accordance with this comment, the Company has obtained and filed a revised Bermuda law legality opinion that does not contain the assumptions set forth in (e) and (k) and clarifies that Bermuda counsel is, instead, relying on a certificate from the Company with respect to those factual assumptions. As discussed with the Commission by phone, the revised Bermuda law legality opinion will retain the assumptions (f) and (j) for the reasons set forth in Fourth Response Letter.

Mr. H. Roger Schwall

July 1, 2011

* * * * * * * *

Should you have any additional questions, please contact me by phone at (361) 664-0549, fax at (361) 664-0599 or e-mail at mcooper@ForbesEnergyServices.com. We will be pleased to provide any additional information that may be necessary.

Sincerely,

FORBES ENERGY SERVICES LTD.

/s/ L. Melvin Cooper
L. Melvin Cooper
Senior Vice President, Chief Financial Officer and Assistant Secretary
cc	H. Roger Schwall
Assistant Director

R. Clyde Parker, Jr., Esq.
Winstead PC
(281) 681-5901 (fax)